Mail Stop 4720   April 1, 2010

Isaac Cohen
Chairman and Chief Executive Officer
Bionovo, Inc.
5858 Horton Street, Suite 400
Emeryville, California 94608

        **Re: Bionovo, Inc.
                Preliminary Proxy Statement on Schedule 14A
                Filed March 25, 2010
                File No. 001-33498**

Dear Mr. Cohen:

        We have completed our review of your preliminary proxy statement on Schedule 14A and have no further comments at this time.

                                        Sincerely,

                                        Jeffrey P. Riedler
                                        Assistant Director

cc: Robert Cohen, Esq.
        Jessica Portela, Esq.
        Greenberg Traurig, LLP
        MetLife Building
        200 Park Avenue
        New York, NY 10166